Mail Stop 3561

March 1, 2007

Via Fax & U.S. Mail

Nathan Schlenker, Chief Financial Officer
Atlantic Express Transportation Corp.
7 North Street
Staten Island, New York 10302

> **Re:**   **Atlantic Express Transportation Corp.**
> **Form 10-K for the year ended June 30, 2006**
> **Filed on September 28, 2006**
> **File No. 000-24247**

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended June 30, 2006

Item 7- Management Discussion and Analysis

Liquidity and Capital Resources, page 32

1. You have generated significant cash flow from sale leaseback transactions. In this regard, it appears that you utilize these transactions to generate additional cash flow. If so, please expand your disclosures of this know trend to address your ability to continue to sell and leaseback existing assets, including a discussion of eligible assets as well as potential dollar values reasonably expected to be obtained.

2. We note that you are significantly leveraged and, on September 20, 2006, did not satisfy the maintenance of net leverage test under the indenture governing your outstanding senior notes due 2008, which triggered the requirement for you to pay additional interest. Accordingly, you should revise the liquidity and capital resources section of your MD&A to include a discussion of your overall capital structure, including a discussion of debt covenants and a more detailed discussion of your total outstanding long-term debt, borrowing capacity and interest costs. In order to assist investors in understanding the potential effects of your financings on your operations, this discussion should be presented in plain English, summary form and/or in a tabular format.

3. Based on the review of your contractual obligations table, it appears that almost all of your long-term debt is due during each of the next two fiscal years (2007 and 2008). As such, please expand your disclosures to address your plan for servicing this debt and the consequences failing to satisfy these amounts. Refer to section 501.03a in the Codification of Financial Reporting Releases (i.e. FRR-36) for further guidance.

Commitments and Contractual Obligations, page 32

4. We note you have a commitment and contractual obligation for "Priority tax claims" of approximately $2.6 million. Please completely and clearly tell us and disclose in a note to the table as well as a note in the consolidated financial statements the nature of these tax claims.   Furthermore, please also address the accounting treatment with respect to this item in the notes to your consolidated financial statements.

Item 8- Financial Statements

Consolidated Statement of Operations, page F-4

5. We note that you classify certain losses on the sale of long lived assets within "Other income (expense), net." These losses should be included within the "Operating loss" subtotal on the face of your consolidated statements of operations (and stated separately if material) in accordance with the requirements of footnote 68 of the Staff Accounting Bulletins (Topic 13) as well as paragraph 45 of SFAS 144.

6. Reference is made to the GSCP management fee expense classified within Other Expense (income) – Other as disclosed in note 12.   As these fees are paid to advise and consult the board of directors and management on certain business, operational and financial matters, they should be classified as an operating expense on the consolidated statement of operations.   Please revise accordingly.

Form 10-Q for the quarterly period ended December 31, 2006

Notes to consolidated financial statements

Note 3- PIK Interest, page 7

7. With respect to your senior secured notes, it is unclear whether you would account for the cumulative accretion of original issue discount at the date of redemption in your statement of cash flows as an operating activity pursuant to paragraph 23(d) of SFAS 95. In this regard, although the Long-Term Debt account is increasing with the additional interest paid in the form of "PIK" notes, the amounts paid on redemption for the portion of the liability attributable to additional interest portion paid in "PIK" notes should be classified separately as an adjustment to operating cash flows similar to the treatment of recognizing this original issue discount interest as an adjustment to operating cash flows.   Please confirm that this accounting treatment will be applied upon redemption of the "PIK" notes.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph Foti

S.A.C.A.